Mail Stop 3010

November 5, 2009

Mr. Jack E. Salmon
Chief Financial Officer and Treasurer
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re:** **RAIT Financial Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009**
> **File No. 1-14760**

Dear Mr. Salmon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant